Q&As
What is this announcement about?
AXA recently announced a capital increase.   As a result of this increase, all options are expected to be adjusted to prevent their dilution in value.

Can I take advantage of this new offering?
No.  The securities to be issued in the capital increase have not been and will not be registered under the U.S. securities laws, and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements. This notice does not constitute an offer to sell, or the solicitation of offers to buy or subscribe for, any securities in the United States.

What is happening to AXA options?
All AXA ordinary share options and AXA ADR options outstanding as of June 30, 2006 will be adjusted to prevent the dilution that would otherwise occur as a result of the capital increase. If you exercise AXA ordinary share options or AXA ADR options prior to the expected adjustment on June 30, 2006, you will not receive the benefit of this adjustment.  You may want to factor this into your decision whether and when to exercise.

Will there be a blackout period on exercising options?
Yes. With respect to AXA ordinary share options, there will be a blackout on exercises of AXA ordinary share options beginning on June 23, 2006 and expected to end on July 13, 2006.

With respect to AXA ADR options, we also expect to implement a blackout period to allow for the adjustment of the options. This blackout period has not yet been established.  Please check the E*TRADE OptionsLink website for updates as to the dates of the expected blackout.